LaSalle Global Trust Services

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

Administrator:

Steven Orlandino 312.992.5650
steven.orlandino@lasallegts.com

Reporting Package Table of Contents

Analyst:

Christopher Loureiro 714.259.6810
christopher.loureiro@lasallegts.com

Issue Id:		SAT00602
Monthly Data File Name:		SAT00602_200903_3.ZIP

Closing Date:	2-Aug-2006
First Payment Date:	1-Sep-2006
Rated Final Payment Date:	3-Mar-1998
Determination Date:	2-Mar-2009

Trust Collection Period
9/3/2008 - 3/2/2009

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc

Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

LaSalle Global Trust Services Web Site	www.etrustee.net
LaSalle Global Trust Services Web Site Factor Line	800.246.5761

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

WAC: 5.650000%

Grantor Trust

Class / CUSIP	Original Face Value (1)	Opening Balance / Per $ 1000	Principal Payment / Per $ 1000	Principal Adj. or Loss / Per $ 1000	Negative Amortization / Per $ 1000	Closing Balance / Per $ 1000	Interest Payment (2) / Per $ 1000	Interest Adjustment / Per $ 1000	Pass-Through Rate / Next Rate(3)
A	25,510,000.00	25,510,000.00	0.00	0.00	0.00	25,510,000.00	940,681.25	0.00	7.3750000000%
86360Y207		1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	36.875000000	0.000000000	Fixed
Total	25,510,000.00	25,510,000.00	0.00	0.00	0.00	25,510,000.00	940,681.25	0.00	

Total P&I Payment	940,681.25

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	946,375.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	946,375.00
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	946,375.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,693.83)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,693.83)
Total Interest Due Certs	940,681.17

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	946,375.00
Remittance P&I Due Certs	940,681.17

Pool Balance Summary	Balance	Count
Beginning Pool	33,500,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	33,500,000.00	1

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date: 02-Mar-09
Payment Date: 02-Mar-09
Prior Payment: 02-Sep-08
Next Payment: 01-Sep-09
Record Date: 25-Feb-09

Bond Interest Reconciliation Detail

Class	Accrual		Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support	
	Method	Days										Original	Current (1)
A	30/360	180	25,510,000.00	7.3750000000%	940,681.25	0.00	0.00	940,681.25	940,681.25	0.00	0.00	NA	NA
					940,681.25	0.00	0.00	940,681.25	940,681.25	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A	1-Sep-2008	1-Mar-2009	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	940,681.25	940,681.25
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	940,681.25	940,681.25

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
A	86360Y207	NR	Baa3	BBB-			

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	02-Mar-09
Payment Date:	02-Mar-09
Prior Payment:	02-Sep-08
Next Payment:	01-Sep-09
Record Date:	25-Feb-09

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate

Underlying Information

Name	Cummings Engine Company 5.65% Debentures due March 1, 2098
Cusip	231021AK2
Balance	33,500,000.00
Current Rate	5.650%
Next Rate	5.650%
Amount Received	946,375.00
Ratings Moody/S&P/Fitch	Baa3/BBB-/